Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Palvella Therapeutics, Inc. for the registration of up to $300,000,000 in the aggregate of common stock, preferred stock, debt securities, warrants, units and rights and to the incorporation by reference therein of our report dated March 31, 2025, with respect to the consolidated financial statements of Palvella Therapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

January 2, 2026